April 24, 2024
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Walsh
Stephen Krikorian

Re:	RingCentral, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-36089
Ladies and Gentlemen:
This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 16, 2024, addressed to Sonalee Parekh, the Chief Financial Officer of RingCentral, Inc. (the “Company”), regarding the Company’s above referenced Form 10‑K for the Fiscal Year Ended December 31, 2023 filed with the Commission on February 22, 2024 (File No. 001-36089) (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.
Form 10-K for the Fiscal Year Ended December 31, 2023
Non-GAAP Adjusted, Unlevered Free Cash Flow, page 71
1.You disclose non-GAAP adjusted, unlevered free cash flow that adds back net cash paid for interest and restructuring and other payments. You also state that this measure is useful information to management and investors in understanding the strength of liquidity and available cash. Tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure.
The Company respectfully acknowledges the Staff’s comment and advises that non-GAAP adjusted, unlevered free cash flow is a measure used by its investors and debt holders as an indicator of the Company’s performance. “Net cash paid for interest and restructuring and other payments” is excluded from the calculation of non-GAAP adjusted, unlevered free cash flow as these items are not considered part of the Company’s ongoing operating activities. The measure also provides management and its investors with the ability to compare the cash generated across reporting periods with other companies in the industry without the impact of cash flows that could fluctuate and distort the underlying cash generation profile of the business. To be fully transparent, the Company provides prominence to the comparable GAAP measure “net cash provided by operating activities” and a full reconciliation of individual adjustments, with a clear description of how the Company defines and calculates this

U.S. Securities and Exchange Commission
April 24, 2024

measure. For the foregoing reasons, the Company believed that it was useful and appropriate to disclose non-GAAP adjusted, unlevered free cash flow.
Nevertheless, the Company acknowledges the Staff’s comment and will remove non-GAAP adjusted, unlevered free cash flow from its future filings. However, the Company intends to include non-GAAP free cash flow in its future filings, which shall be calculated by deducting Capitalized expenditures from the Company’s Net cash provided by operating activities in accordance with the guidance under Compliance and Disclosure Interpretations Question 102.07 on Non-GAAP Financial Measures related to Item 10(e)(1)(ii)(A) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Asset Write-down Charges, page 89
2.We note your disclosure indicating that asset write-down charges consist of write-offs whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable. In future filings, please clarify your disclosure here and on page 63 to explain how you determine the amount of any impairment loss whenever these events or change in circumstances occur. Refer to ASC 340-40-35-3.
The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company will clarify its disclosure regarding asset write-down charges in its future filings to explain how it determines the amount of any impairment loss whenever events or change in circumstances occur. Set forth below is an illustrative sample of disclosures with respect to asset write-down charges to be included in the relevant future filings:
“Asset write-down charges consist of write-offs related to our assets, including deferred and prepaid sales commission, whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable. The Company performs periodic reviews to assess the recoverability of such assets. An impairment loss is recognized if the carrying value of deferred commission asset exceeds the amount of consideration that the Company expects to receive in the future in exchange for goods or services to which the asset relates, less the costs that relate directly to providing those good or services that have not yet been recognized.”
Controls and Procedures
Management’s Annual Report on Internal Controls Over Financial Reporting, page 113
3.Please revise to disclose management’s conclusion on the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and has amended the Form 10-K to clarify in Item 9A that management concluded that its internal controls over financial reporting were effective at the end of the fiscal year. The Company inadvertently omitted from the Form 10-K the following statement:
“Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.”
Language included in Item 9A of the Form 10-K made clear that the effectiveness of the Company’s internal controls over financial reporting was assessed as of December 31, 2023, using the criteria set forth by the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company also disclosed that the effectiveness of the Company’s internal control

U.S. Securities and Exchange Commission
April 24, 2024

over financial reporting had been audited. That report, set forth on pages 77 and 78 of the Form 10-K, states in relevant part that, in the opinion of our auditors, “the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Further, the Company stated in the section titled “Risk Factors” of the Form 10-K that “management concluded internal control over financial reporting was at a reasonable assurance level as of December 31, 2023.” Additionally, the Form 10-K certifications of the Company’s principal executive officer (Exhibit 31.1) and its principal financial officer (Exhibit 31.2) each state that they have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”
Without minimizing the appropriateness of promptly amending the Form 10-K to add the omitted sentence, the Company believes that, based upon the foregoing disclosures included in the Form 10-K, reasonable users of the Form 10-K would have believed that the required assessment had been completed and that the internal controls were deemed to be effective as of the end of the fiscal year.
* * * *
In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any questions or comments, with respect to the Company’s responses please do not hesitate to contact me at 650-362-7315 or sonalee.parekh@ringcentral.com. Thank you for your assistance.
Very truly yours,
/s/ Sonalee Parekh
Sonalee Parekh
Chief Financial Officer